ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED
2008 OCT 15 A 11:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PTTEP No. 150/ 399 /2008

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

September 22, 2008

[redacted]

08005382

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Dear Sir,

Subject: Resignation of a Director

PTT Exploration and Production Public Company Limited or PTTEP would like to announce that Mr. Kurujit Nakornthap, Chairman and Independent Director, has been appointed to assume the position of Director General, Department of Mineral Fuels, Ministry of Energy, effective from October 1, 2008. In this regard, to avoid the conflict of interest that may occur, he will resign from PTTEP directorship position, effective from September 30, 2008.

PTTEP Nominating Committee will proceed with the selection of a new director and propose to the Board of Directors for appointment in due course.

PROCESSED
OCT 16 2008
THOMSON REUTERS

Yours sincerely,

Walaiporn Motte
Assistant Manager, Corporate Secretary Office
Acting Corporate Secretary

10/15

PTTEP Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900, THAILAND Tel.: 66 (0) 2537-4000 Fax: 66 (0) 2537-4444 http://www.pttep.com

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 20.910/ 167 /2008

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

September 25, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Establishing new subsidiary of PTTEP in New Zealand

PTT Exploration and Production Public Company Limited or PTTEP wishes to announce that the company has established a subsidiary to carry out petroleum exploration and development activities in New Zealand.

PTTEP New Zealand Limited, established on September 17, 2008, with registered capital of US 50,000 dollars, consisting of 50,000 ordinary shares at US 1 dollar each, with 100% shareholding by PTTEP Holding Company Limited (a subsidiary of PTTEP).

Yours sincerely,

Anon Sirisaengtaksin
Chief Executive Officer

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED
2009 OCT 15 A 11: 13
FICE OF INTERNATIONAL CORPORATE FINANCE

Finance Department
Tel. 0-2537-4512, 0-2537-4611

PTTEP No. 150/L. 410 / 2008

September 25, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: 2009 PTTEP's Public Holidays

PTT Exploration and Production Public Company Limited (PTTEP) would like to announce its 2009 Holiday Calendar as follows:

Thursday	1	January	New Year's Day
Monday	9	February	Makha Bucha Day
Monday	6	April	Chakri Memorial Day
Monday	13	April	Songkran Festival Day
Tuesday	14	April	Songkran Festival Day
Wednesday	15	April	Songkran Festival Day
Friday	1	May	National Labor Day
Tuesday	5	May	Coronation Day
Friday	8	May	Visakha Bucha Day
Tuesday	7	July	Asalha Bucha Day
Wednesday	8	July*	Buddhist Lent Day
Wednesday	12	August	H.M. The Queen's Birthday
Friday	23	October	Chulalongkorn Day
Monday	7	December	Substitution for H.M. The King's Birthday
Thursday	10	December	Constitution Day
Thursday	31	December	New Year's Eve

Yours sincerely,

Theerasak Tancharoenlarp
Corporate Secretary

*Note: * PTTEP's holiday which is different from the Stock Exchange of Thailand's.*

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 150/ L.411 /2008

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

September 26 , 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Election of Chairman

PTT Exploration and Production Public Company Limited or PTTEP wishes to announce that the Company's Board of Directors, at Board Meeting No. 13/2008/285 on September 25, 2008 has unanimously elected Mr. Prasert Bunsumpun to be the Chairman of the Board which will be effective from October 1, 2008.

Yours sincerely,

Theerasak Tancharoenlarp

Corporate Secretary

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 150/L 415 /2008

Finance Dept.

Tel.0-2537-4512, 0-2537-4611

September 29, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Invitation to shareholders to propose the 2009 Annual General Shareholder's Meeting agenda and Nomination of Director

According to the good corporate governance regarding the equitable treatment of shareholders, PTTEP would like to invite the shareholders to propose agenda of 2009 Annual General Shareholders' Meeting and qualified candidates to be nominated for selection as PTTEP board of directors in compliance with the criteria as announced on the Company's website,

http://www.pttep.com/en/InvestorRelations_ShareholderInformation_ShareholderMeeting.aspx?Type=1

from 1st October, 2008 to 31st December, 2008.

Yours sincerely,

Theerasak Tancharoenlarp

Corporate Secretary

END